April 16, 2007

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Waccamaw Bankshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 30, 2007
Form 10-K/A for the Fiscal Year Ended December 31, 2006
Filed April 3, 2007
File No. 001-33046

Dear Sir or Madam:

In response to your letter dated April 6, 2007 regarding to File No. 001-33046, Waccamaw Bankshares, Inc. has acknowledged receipt of this letter and has complied with and responded to the following request as we filed the 10-K/A on EDGAR on April 13, 2007.

Waccamaw Bankshares, Inc. acknowledges that:

1) Wacccamaw Bankshares, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

2) Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3) Waccamaw Bankshares, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Waccamaw Bankshares, Inc. also acknowledges that the Division of Enforcement will have access to all information that the staff of the Division of Corporation Finance in the review of Waccamaw Bankshares, Inc. filing or in response to your comment on our filing.

Should there be any other questions regarding this correspondence and response, please do hesitate to contact me at the number below.

Sincerely,

/s/ David A. Godwin

David A. Godwin
Senior Vice-President/CFO
(910)914-4215